Iwona Kozak Stream Communications 604-669-2826, 800-704-9649 iwona.kozak@streamcn.com	Susan Borinelli Breakstone Group 646-452-2333 sborinelli@breakstone-group.com

For Immediate Release

Stream Receives Approval for USD 4.7 Million Bond

WARSAW, Poland, February 5, 2007 – Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ), the broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, announced that a leading Polish commercial bank has agreed to underwrite a bond issue for the Company totaling PLN 14,000,000 (approximately US$4.7 million).

Mr. Jan Rynkiewicz, Stream’s President and CEO, commented: “The decision to guarantee the entire bond issue by a leading Polish financial institution reflects this major lender’s validation of Stream’s business fundamentals and our strategy for growth. Proceeds will be utilized to upgrade Stream’s existing networks allowing for triple play delivery, introduction of new technologies such as Wi-Max, and reduction of headends. While bond proceeds will be used for this important network upgrade the Company is also securing financing to execute its acquisition program.”

The bonds will have a 5 year maturity and will pay an annual interest rate of WIBOR plus 2.3% p.a., currently equal to 6.5%.

The Company is completing its plans and expects to be in position to use the proceeds to initiate its upgrade program in Spring 2007.

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.